SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Tropicana Entertainment Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

89708X 105

(CUSIP Number)

Andrew Langham, Esq.

General Counsel

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

 (212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89708X 105

1	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,984,418

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,984,418

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,984,418

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.9%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 89708X 105

1	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,984,418

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,984,418

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,984,418

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.9%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 89708X 105

1	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,984,418

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,984,418

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,984,418

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.9%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 89708X 105

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,984,418

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,984,418

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,984,418

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.9%

14	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 89708X 105

1	Name of Reporting Person American Entertainment Properties Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,984,418

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,984,418

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,984,418

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.9%

14	Type of Reporting Person CO

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2010 by the Beckton Corp., a Delaware corporation (“Beckton”), Icahn Enterprises Holdings L.P., a Delaware partnership (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”), and Carl C. Icahn, a citizen of the United States of America (“Mr. Icahn”), as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9 thereto, and the Schedule TO-T, dated June 23, 2017, as amended by Amendments No. 1, No. 2 and No. 3 thereto (collectively, as amended, the “Schedule 13D”), with respect to the shares of the common stock, par value $0.01 (the “Shares”), issued by Tropicana Entertainment Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following:

American Entertainment Properties Corp., a Delaware corporation (“AEPC”), is an indirect wholly owned subsidiary of Icahn Enterprises Holdings and an affiliate of Beckton, Icahn Enterprises Holdings, Icahn Enterprises GP and Mr. Icahn.  The principal place of business of AEPC is located 767 Fifth Avenue, 47th Floor, New York, New York 10153-0023.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of APEC are set forth on Schedule A hereto.  None of AEPC or any of the persons listed on Schedule A hereto has been, during the last 5 years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of certain internal transfers, as of the date hereof, APEC is the record holder of 19,984,418 Shares. Beckton, Icahn Enterprises Holdings, Icahn Enterprises GP, AEPC and Mr. Icahn are collectively referred to herein as the “Reporting Persons.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Real Estate Purchase Agreement; Agreement and Plan of Merger

On April 15, 2018, the Issuer entered into (i) a Real Estate Purchase Agreement (the “Real Estate Purchase Agreement”) with GLP Capital, L.P., a Pennsylvania limited partnership (“GLP”), and (ii) an Agreement and Plan of Merger (the “Merger Agreement”) with Eldorado Resorts, Inc., a Nevada corporation (“Parent”), Delta Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and GLP, pursuant to which, the Issuer agreed to sell its real estate assets to GLP and its gaming and hotel operations to Parent for an aggregate consideration of approximately $1.85 billion in cash, which amount is subject to adjustment as set forth in the Merger Agreement.

Subject to the terms of the Real Estate Purchase Agreement, the Issuer has agreed to sell the real property assets held by its subsidiaries, other than the Issuer’s operations and subsidiaries located in Aruba, to GLP (the “Real Estate Sale”) for a purchase price of $1.21 billion (the “Real Estate Purchase Price”). Immediately following the Real Estate Sale, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation in the merger (the “Merger”). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Parent.

The closing of the transactions contemplated by the Real Estate Purchase Agreement and the Merger Agreement are subject to customary conditions, including, among other things, receiving the required approval of the Issuer’s stockholders, which approval will be effected after execution of the Merger Agreement, by written consent of AEPC (the “Written Consent”).

The foregoing description of the Merger Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Disaffiliation Agreement

In connection with the transactions contemplated by the Real Estate Purchase Agreement and the Merger Agreement, the Issuer, on behalf of itself and its subsidiaries, entered into the Disaffiliation Agreement with AEPC and Parent (the “Disaffiliation Agreement”), pursuant to which the parties thereto agreed to address certain tax and other matters relating to the separation of the Issuer from AEPC and its affiliates and to address the existing agreements between the Issuer and its subsidiaries, on the one hand, and AEPC and its affiliates, on the other, under the Tax Allocation Agreement that was entered into on September 16, 2017 (the “Tax Allocation Agreement”).

The Issuer is part of the affiliated group (as such term is defined in the Internal Revenue Code of 1986, as amended) and from and after September 15, 2017, AEPC and its subsidiaries filed consolidated federal tax returns with the Issuer and its subsidiaries.  The Tax Allocation Agreement currently governs the relationship of the parties thereto with respect to tax preparation, tax payments and certain other matters.  Pursuant to the terms of the Disaffiliation Agreement, as of the effective time of the Merger (the “Effective Time”), the Tax Allocation Agreement will terminate and the terms and conditions of the Disaffiliation Agreement will govern the relationship of the parties from and after the Effective Time with respect to the matters set forth therein.

As the Real Estate Sale will be a taxable transaction, pursuant to Section 5(c) of the Disaffiliation Agreement, AEPC will be entitled to receive a tax distribution from the Issuer in respect of the federal income tax expected to result from or be attributable to the Real Estate Sale pursuant to the terms of the Real Estate Purchase Agreement.  The payment to be made under Section 5(c) of the Disaffiliation Agreement would have, but for the execution of the Disaffiliation Agreement, been made under the Tax Allocation Agreement.

The foregoing description of the Disaffiliation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 4 and is incorporated by reference herein.

Voting and Support Agreement

In connection with the execution of the Real Estate Purchase Agreement and Merger Agreement, Parent, GLP, and the Reporting Persons entered into a voting and support agreement (the “Voting Agreement”).  Subject to the terms and conditions set forth in the Voting Agreement, the Reporting Persons agreed, among other things, to vote the Shares over which they have voting power in favor of the adoption of the Real Estate Purchase Agreement, the Merger Agreement, the Real Estate Sale, the Merger and the other transactions contemplated in connection therewith, including, but not limited to, by AEPC delivering the Written Consent to Parent and GLP on or prior to 6:00 p.m. (New York City time) on Tuesday, May 15, 2018, unless the Merger Agreement or Voting Agreement is earlier terminated.

The Voting Agreement also contains certain restrictions on the transfer of shares of Shares by the Reporting Persons and includes a waiver of appraisal rights by the Reporting Persons.  The Voting Agreement will terminate upon the earlier of the Effective Time, the termination of the Real Estate Purchase Agreement or the Merger Agreement, or the mutual written consent of the parties to the Voting Agreement. The Voting Agreement will automatically terminate in the event of a Change of Board Recommendation (as defined in the Merger Agreement) in connection with a Superior Proposal (as defined in the Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Press Release

On April 16, 2018, Icahn Enterprises L.P. issued a press release announcing the execution of the Real Estate Purchase Agreement and the Merger Agreement. A copy of the press release is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)           The Reporting Persons may be deemed to beneficially own, in the aggregate, 19,984,418 Shares, representing approximately 83.9% of the Issuer’s outstanding Shares (based upon the 23,834,512 Shares stated to be outstanding as of the date hereof by the Issuer in the Merger Agreement).

(b)           Each of AEPC, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to 19,984,418 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to AEPC (as disclosed in Item 2 of the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AEPC directly beneficially owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c)           Other than as specially set forth herein with respect to the Merger Agreement, Voting Agreement and Disaffiliation Agreement, there have been no transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, dated April 16, 2018.

2.

Agreement and Plan of Merger, dated as of April 15, 2018, by and among Eldorado Resorts Inc., GLP Capital, L.P., and Tropicana Entertainment Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

3.

Voting and Support Agreement, dated as of April 15, 2018, by and among GLP Capital, L.P., Eldorado Resorts, Inc., and American Entertainment Properties Corp., Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (incorporated by reference to Exhibit B to the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K of Icahn

Enterprises L.P. filed with the Commission on April 16, 2018).

4.

Disaffiliation Agreement, dated as of April 15, 2018, by and among American Entertainment Properties Corp., Tropicana Entertainment Inc., the subsidiaries of Tropicana Entertainment Inc. and Eldorado Resorts, Inc. (incorporated by reference to Exhibit E of the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

5.

Press Release of Icahn Enterprises L.P. dated April 16, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2018

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

CARL C. ICAHN

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Amendment No. 10 to Schedule 13D — Tropicana Entertainment Inc.]

Schedule A

The following sets forth the name, position, and principal occupation of each director and executive officer of each of AEPC. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153-0023.

Name	Business Address
Keith Cozza	Director and President
SungHwan Cho	Director and Chief Financial Officer
Peter Reck	Chief Accounting Officer
Craig Pettit	Vice President of Tax Administration

Exhibit Index

Exhibit No.	Description of Exhibit
1.	Joint Filing Agreement, dated April 16, 2018.

2.

Agreement and Plan of Merger, dated as of April 15, 2018, by and among Eldorado Resorts Inc., GLP Capital, L.P., and Tropicana Entertainment Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

3.

Voting and Support Agreement, dated as of April 15, 2018, by and among GLP Capital, L.P., Eldorado Resorts, Inc., and American Entertainment Properties Corp., Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (incorporated by reference to Exhibit B to the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

4.

Disaffiliation Agreement, dated as of April 15, 2018, by and among American Entertainment Properties Corp., Tropicana Entertainment Inc., the subsidiaries of Tropicana Entertainment Inc. and Eldorado Resorts, Inc. (incorporated by reference to Exhibit E of the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

5.

Press Release of Icahn Enterprises L.P. dated April 16, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Icahn Enterprises L.P. filed with the Commission on April 16, 2018).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of April 16, 2018.

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

CARL C. ICAHN

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Joint Filing Agreement]